UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NeurogesX, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.0001 per share

(Title of Class of Securities)

641252101

(CUSIP Number of Class of Securities Underlying Options)

Anthony A. DiTonno

President and Chief Executive Officer

NeurogesX, Inc.

2215 Bridgepointe Parkway, Suite 200

San Mateo, CA 94404

(650) 358-3300

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael J. O’Donnell

Morrison & Foerster LLP

755 Page Mill Road

Palo Alto, California, 94304

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$1,836,739	$211

*	Estimated solely for purposes of determining the filing fee. This amount assumes that stock options to purchase 3,309,746 shares of the Issuer’s common stock having an aggregate value of $1,836,739 based on the Black-Scholes option pricing model as of November 9, 2011 were exchanged or cancelled pursuant to this offer. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $114.60 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $211.00	Filing party: NeurogesX, Inc.
Form or Registration No.: SC TO-I	Date filed: November 14, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 14, 2011, relating to an offer by NeurogesX, Inc., a Delaware corporation, (“NeurogesX”) to exchange stock options (the “Exchange Offer”) to purchase up to an aggregate of 3,309,746 shares of its common stock, whether vested or unvested, that were granted to eligible employees with an exercise price equal to or greater than $1.07.

Filed in satisfaction of the reporting requirement of Rule 13e-4(e)(4) promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 is the final amendment to the Schedule TO made to report the results of the offer. Except as amended or supplemented herby, all terms of the Schedule TO filed November 14, 2011 and the exhibits thereto remain unchanged.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

This Amendment No. 1 herby amends Item 4(a) of the Schedule TO Filed November 14, 2011 by adding the following paragraph:

“The offer expired on December 12, 2011 at 9:00 PM, Pacific Time. We have accepted for cancellation options to purchase an aggregate of 2,110,821 shares of our common stock, which were cancelled as of December 12, 2011, and, in exchange, have granted new options to purchase an aggregate of 1,225,468 shares of our common stock. The exercise price per share of the new options granted in the offer is $1.07, the closing price of our common stock as reported by the NASDAQ Global market on December 12, 2011.”

Item 12.	Exhibits.

The Exhibit Index attached to this Amendment No. 1 to Schedule TO is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

NEUROGESX, INC.

/s/ Stephen F. Ghiglieri
Stephen F. Ghiglieri
Executive Vice President, Chief Operating Officer, Chief Financial Officer

Date: December 20, 2011

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)*	Offer to Exchange Certain Stock Options for New Stock Options, dated November 14, 2011.

(a)(1)(B)*	Cover letter to all Eligible Employees Holding Eligible Options from Tony DiTonno dated November 14, 2011.

(a)(1)(C)*	Election and Withdrawal Form.

(a)(1)(D)*	Forms of E-mail Confirmation.

(a)(1)(E)*	Forms of Reminder and Last Day E-mails.

(a)(1)(F)*	2000 Stock Incentive Plan Form of Stock Option Agreement.

(a)(1)(G)*	2007 Stock Plan Form of Stock Option Agreement.

(b)	Not applicable.

(d)(1)	2000 Stock Incentive Plan, as amended (this exhibit was previously filed as an exhibit to the Company’s to the Company’s Registration Statement on Form S-1 (No. 333-140501) filed on February 7, 2007, as amended, and is incorporated herein by reference).

(d)(2)	2000 Stock Plan Form of Stock Option Agreement (see Exhibit (a)(1)(F)).

(d)(3)	2007 Stock Plan (this exhibit was previously filed as an exhibit to the Company’s quarterly report on Form 10-Q originally filed with the Commission on August 11, 2004, as amended thereafter, and is incorporated herein by reference).

(d)(4)	2007 Stock Plan Form of Stock Option Agreement (see Exhibit (a)(1)(G)).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed on Schedule TO-I on November 14, 2011

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